UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13873

Steelcase Inc.

(Exact name of registrant as specified in its charter)

901 44th Street SE, Grand Rapids, Michigan 49508

(616) 247-2710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock

5.125% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, no par value: One.*

5.125% Senior Notes due 2029: Forty-nine.

*

On December 10, 2025, pursuant to the Agreement and Plan of Merger, dated August 3, 2025, by and among HNI Corporation, an Iowa corporation (“HNI”), Steelcase Inc., a Michigan corporation (“Steelcase”), Geranium Merger Sub I, Inc., a Michigan corporation and a wholly owned subsidiary of HNI (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a wholly owned subsidiary of HNI, Merger Sub Inc. merged with and into Steelcase (the “First Merger”), with Steelcase continuing as the surviving corporation of the First Merger and a wholly owned subsidiary of HNI.

On December 10, 2025, the New York Stock Exchange filed a Form 25 to remove Steelcase’s Class A Common Stock, no par value, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Steelcase is a wholly owned subsidiary of HNI and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Steelcase Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STEELCASE INC.

Date: December 22, 2025	By:	/s/ David C. Sylvester
David C. Sylvester
Authorized Signatory